HighTower Securities, LLC

Statement of Financial Condition and Report of Independent
Registered Public Accounting Firm as of
December 31, 2018

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities
Exchange Act of 1934.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53560

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/2018___ AND ENDING___12/31/2018___
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **HighTower Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 W. Madison Street, Suite 2500
(No. and Street)

Chicago   **IL**   **60606**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Matthew Karl   312-962-3821
                                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

191 W. Nationwide Blvd.   **Columbus**   **OH**   **43215**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __Matthew Karl_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
____HighTower Securities, LLC_____, as

of __December 31_____, 20 __18_____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:



OFFICIAL SEAL
KATARZYNA LISOWSKA
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires May 26, 2019

_____
Signature

FinOp
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents



KPMG LLP
Suite 500
191 West Nationwide Blvd.
Columbus, OH 43215-2568

Report of Independent Registered Public Accounting Firm

The Member
HighTower Securities, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of HighTower Securities, LLC (the Company) as of December 31, 2018, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2016.

Columbus, Ohio
February 27, 2019

HighTower Securities, LLC

Statement of Financial Condition
December 31, 2018

Assets		
Cash	$	3,743,676
Deposits with clearing brokers		735,000
Receivables from clearing brokers		339,463
Fee and brokerage income receivable		671,052
Other assets		297,682
Total assets	$	5,786,873
Liabilities and Member's Equity		
Liabilities		
Due to affiliates	$	1,214,323
Accounts payable and accrued expenses		123,752
Total liabilities		1,338,075
Member's Equity		4,448,798
Total liabilities and member's equity	$	5,786,873

See Notes to Statement of Financial Condition.

HighTower Securities, LLC

Notes to Statement of Financial Condition

Note 1.   Nature of Business and Significant Accounting Policies

Nature of business: HighTower Securities, LLC (the Company), an Illinois limited liability company, is a registered broker-dealer with the Securities and Exchange Commission (SEC) under the U.S. Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is also a member of the Securities Investor Protection Corporation (SIPC). The Company is a wholly-owned subsidiary of HighTower Holding, LLC (the Parent).

The Company provides full-service securities brokerage services to retail and institutional customers, primarily through the services provided by its registered representatives and advisors. Pursuant to clearing agreements between the Company and its clearing brokers, National Financial Services, LLC, Pershing, LLC, and JP Morgan Clearing Corp., all securities transactions are cleared on a fully disclosed basis.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

A summary of the Company's significant accounting policies follows:

Accounting policies: The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

Use of estimates: The preparation of a Statement of Financial Condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Revenue recognition: On January 1, 2018, the Company adopted Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers. The amended guidance develops a single, comprehensive model for entities to use to recognize revenue arising from contracts with customers. Under the standard, an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This revenue recognition is achieved as performance obligations are satisfied by the Company. The Company also adopted ASU 2015-04, Deferral of the Effective Date, ASU 2016-08, Revenue from Contracts with Customers: Principal versus Agent Considerations (Reporting Revenue Gross versus Net), ASU 2016-10, Revenue from Contracts with Customers: Identifying Performance Obligations and Licenses, ASU 2016-12, Revenue from Contracts with Customers: Narrow Scope Improvements and Practical Expedients, and ASU 2016-20, Technical Corrections and Improvements. These amendments deferred the effective date of the updated model and clarified guidance on transition, collectability, non-cash consideration and presentation issues.

The Company adopted the above guidance using the modified retrospective method of adoption. All revenue included with the Company's Statement of Income, with the exception of Interest Income, is subject to the guidance within ASC 606. The adoption of this guidance had no impact on the Company's recognition or presentation of revenues in the Statement of Income; however, did require enhanced

Note 1. Nature of Business and Significant Accounting Policies (continued)

disclosures, including revenue recognition policies to identify performance obligations to customers and significant judgments in measurement and recognition.

Significant judgements: Revenue includes commissions from customer securities transactions, fee income, interest income and other brokerage related revenues. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's process under contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions: The Company earns commission revenues from customer securities transactions in equities, options, fixed income, and mutual funds. Each time a customer enters into a buy or sell transaction, the Company charges the customer a commission. Commissions and related brokerage and clearing costs are recognized on a trade-date basis (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes the performance obligation is satisfied on the trade date because that is when the purchaser is identified, the pricing is agreed upon and the ownership has been transferred to/from the customer.

Fee income:

Distribution fees. The Company enters into arrangements with managed accounts or other funds (mutual funds, 401ks, 529 plans, pensions) to distribute shares to its investors. These fees may be paid up front, over time, upon the investor's exit from the fund, or a combination thereof. The Company's performance obligation is the sale of securities to investors and as such, fulfilled on the trade date. Any fixed amounts are recognized on the trade date. For variable amounts, the value of the shares at future points in time as well as the length of time the investor remains in the fund are highly susceptible to factors outside the Company's influence. The Company cannot overcome this constraint until the market value of the fund and the investor activities are known, which is usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Money market fees. The Company earns fees through agreements with money market funds. The fees are calculated over time using an agreed upon schedule depending on the type of fund. The money market fees are based on the average daily balance of the funds. The Company's performance obligation is the sale of investments to clients and as such, this is fulfilled on trade date. The average daily balance as well as the length of time the investor remains in the fund are highly susceptible to factors outside the Company's influence. The Company cannot overcome this constraint until the average daily balance of the fund and the investor activities are known. The fees are recognized once these amounts are known, which is usually monthly. Fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Alternative investment fees. The Company earns fees through agreements with alternative investment companies. The fees received are a portion of the alternative investment companies' manager fees (based on Net Asset Value). These fees are paid over time as the manager fees are recorded by the investment company. The Company's performance obligation is the sale of investments to investors and as such this is fulfilled on trade date. The Net Asset Value as well as the length of time the investor remains in the fund are highly susceptible to factors outside the Company's influence. The Company cannot overcome this constraint until the Net Asset Value of the fund and the investor activities are

HighTower Securities, LLC

Notes to Statement of Financial Condition

Note 1. Nature of Business and Significant Accounting Policies (continued)

known. The fees are recognized once these values are known, which is usually monthly or quarterly. Fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Other brokerage related revenues:

Annuity commissions. The Company earns commissions on client transactions related to variable annuities. Annuity commissions are dependent on the product and may be paid up front, over the life of the product or a combination thereof. The Company's performance obligation is the sale of investments to clients and as such this is fulfilled on trade date. Any fixed amounts are recognized on the trade date. For variable amounts, the value of the product at future points in time as well as the length of time the investor remains in the product are highly susceptible to factors outside the Company's influence. The Company cannot overcome this constraint until the value of the product and the investor activities are known. These commissions are recognized once these values are known, which is usually monthly or quarterly. Commissions recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Life insurance commissions. The company earns commissions on client transactions in life insurance products. These commissions depend on the value and product type. Commissions are typically paid up front on a client's first year premium, on insurance premium renewals or a combination thereof. The Company's performance obligation is the sale of investments to clients and as such this is fulfilled on trade date. Any fixed amounts are recognized on the trade date. For variable amounts, the value of the product at future points in time as well as the length of time the investor remains in the product are highly susceptible to factors outside the Company's influence. The Company cannot overcome this constraint until the value of the product and the investor activities are known. These commissions are recognized once these values are known, which is usually monthly or quarterly. Commissions recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods

Interest: Interest income primarily consists of the income generated by interest charged to clients who hold margin balances with the Company's clearing brokers.

Income taxes: The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax purposes. Accordingly, it does not file any tax returns, but its taxable income is reported as part of its Parent's tax returns. The Parent is a limited liability company whose income or loss is includable in the tax returns of its members.

The Company recognizes and measures its unrecognized tax benefits in accordance with Accounting Standards Codification (ASC) 740 *Income Taxes.* When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the Statement of Financial Condition in the period during which, based on all available evidence, management believes it is more-likely-than-not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. The Company has identified no uncertain tax positions through December 31, 2018 and, accordingly, has not recorded a liability for the payment of any interest or penalties.

Note 1.   Nature of Business and Significant Accounting Policies (continued)

The Parent is generally not subject to examination by U.S. federal or state taxing authorities for tax years before 2015.

On December 22, 2017, the Tax Cuts and Jobs Act ("the Act") was signed into law and is effective January 1, 2018. Due to the disregarded entity status, the Company does not have any direct impacts.

Note 2.   Cash

Cash includes cash in bank accounts at BMO Harris Bank N.A. and cash balances at clearing brokers National Financial Services, LLC, Pershing, LLC and J.P. Morgan Clearing Corp. representing commissions and fees earned and collected by the Company.

Note 3.   Deposits with and Receivables from Clearing Brokers

At December 31, 2018, deposits with clearing brokers includes cash security deposits totaling $735,000 that are required to be maintained in accordance with the Company's clearing broker agreements.

Receivables from clearing brokers consist of amounts due to the Company from its clearing brokers for commissions and fees earned by the Company.

Note 4.   Related Parties

Due to affiliates consists of transactions with entities affiliated with the Company through common ownership. The Company has an expense sharing agreement with the Parent which allocates certain services such as rent, professional fees, technology and telecommunication, travel and entertainment, depreciation and other various expenses. The shared expense allocation is based on methodologies in support of regulatory compliance and with growing, operating and servicing the business and its clients. A core element includes allocating expenses and other costs in relation to the number and percentage of accounts being serviced by the Company. As of December 31, 2018, the Company has a payable with the Parent related to these shared expenses of $933,995, which is included in due to affiliates on the Statement of Financial Condition.

The Company also has service agreements with the Parent to collect commissions and fees relating to their wealth management practices. Additionally, fees are collected for other affiliated entities through common ownership with the Parent. As of December 31, 2018, the Company has a payable with the Parent relating to the commissions and fees of $272,511 and a payable with other affiliated entities of $7,817, both are included in due to affiliates on the Statement of Financial Condition.

Note 5.   Off-Balance Sheet Risk, Concentration of Credit Risk, Commitments, Contingencies and Indemnifications

Credit risk is the amount of accounting loss the Company would incur if the counterparty failed to perform its obligations under contractual terms. Substantially all of the clearing and depository operations of the Company are performed by its clearing brokers pursuant to clearance agreements. The Company's exposure to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets, and regulatory changes.

In the normal course of business, the Company's clearing brokers make margin loans to the Company's customers, which are collateralized by customer securities. In permitting the customers to purchase securities on margin, the clearing brokers are exposed to the risk of a market decline that could reduce the value of the collateral held below the customers' indebtedness before the collateral can be sold, which could result in losses to the clearing brokers. The Company's agreements with the clearing brokers require the Company to reimburse the clearing brokers for certain losses incurred related to customers introduced by the Company. The Company seeks to control the risk associated with customer activities by monitoring customer trading activity and margin balances and by sharing in the commissions and fees earned by the registered representatives servicing those customers.

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on bank deposits.

During 2017 and through January 31, 2018, the Company maintained a segregated bank account used to monitor compliance with certain excess net capital covenants of the credit agreement with the Parent. Except for the segregated bank account, the Company is not otherwise obligated and provides no collateral with respect to the indebtedness of the Parent. On January 31, 2018 due to a restructuring of debt by the Parent, the segregated bank account is no longer pledged as collateral for the total funded bank debt of the Parent.

From time to time, the Company is involved in legal matters relating to claims arising in the ordinary course of business. There are currently no such matters pending that the Company believes could have a material adverse effect on the Statement of Financial Condition.

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing brokers, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the Statement of Financial Condition for these indemnifications.

Additionally, the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligations under these indemnifications to be remote.

HighTower Securities, LLC

Notes to Statement of Financial Condition

Note 6.   Net Capital Requirements

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, as amended, which requires the maintenance of minimum net capital. Rule 15c3-1 requires the Company to maintain net capital equal to the greater of 6-2/3% of aggregate indebtedness or $250,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2018, the Company had net capital of $3,503,201 which was $3,253,201 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.38 to 1.

Note 7.   Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through February 27, 2019, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or recognition in the Statement of Financial Condition as of December 31, 2018.